UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 7, 2016



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on December 7, 2016, as Exhibit 99.1 which is included herein. The press release was issued to report that on December 21, 2016, Winnebago Industries anticipates announcing its financial results for its first quarter and Fiscal 2017 ended November 26, 2016. In connection with the announcement, Winnebago Industries will host a conference call on December 21, 2016 at 9:00 a.m. CST. Details regarding the conference call are contained in the press release included herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release of Winnebago Industries, Inc. dated December 7, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: December 7, 2016

By: */s/ Scott C. Folkers*

Name: Scott C. Folkers

Title: Vice President, General Counsel and Secretary

 # News Release

Contact: Sam Jefson - 641-585-6803 - sjefson@wgo.net

**WINNEBAGO INDUSTRIES' FIRST QUARTER FISCAL 2017 FINANCIAL RESULTS
ANNOUNCEMENT TO BE MADE ON DECEMBER 21, 2016**
---- Conference Call Scheduled for 9:00 a.m. CST ----

FOREST CITY, IOWA, December 7, 2016 - Winnebago Industries, Inc. (NYSE: WGO), a leading United States (U.S.) recreation vehicle manufacturer, will issue an advisory release and host a conference call on Wednesday, December 21, 2016. Winnebago Industries plans to issue an advisory release before the market opens on December 21, 2016, notifying the public that a complete and full-text press release discussing the financial results for the Company's first quarter of Fiscal 2017 ended November 26, 2016, will be available no earlier than 6:00 a.m. CDT in the "Investor Relations" section of the Company's website at: http://investor.wgo.net.

The Company will also host a conference call on December 21, 2016, at 9 a.m. CST to discuss the financial results for its first quarter of Fiscal 2017. Winnebago Industries' conference call may be heard live via the Company's website, http://investor.wgo.net. The event will be archived and available for replay for the next 90 days. To access the replay, click on http://phx.corporate-ir.net/phoenix.zhtml?c=85260&p=irol-audioarchives.

Minimum requirements to listen to the webcast: either Microsoft Windows Media Player or Adobe Flash Player and an internet connection speed of approximately 32 kbps. The Microsoft Windows Media Player software is downloadable for free at: http://windows.microsoft.com/en-us/windows/windows-media-player, and the Adobe Flash Player software is downloadable free at: https://get.adobe.com/flashplayer/.

About Winnebago Industries
Winnebago Industries, Inc., is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://investor.wgo.net.

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